SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern 210 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 700,049
Number of
Shares Beneficially	8.	Shared Voting Power 1,403,868 (1) (2)
Owned by
Each Reporting	9.	Sole Dispositive Power 700,049
Person With
	10.	Shared Dispositive Power 1,403,868 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,103,917 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2)

The Reporting Person previously reported shared voting and dispositive power over 145,428 Shares held by Emily Stern, the Reporting Person’s adult child who shared his household, on Amendment No. 11 to the Reporting Person’s Schedule 13D. For purposes of this Schedule 13D, the Shares owned directly by Emily Stern are reported separately as Shares over which Emily Stern has sole voting and dispositive power. This difference in reported shared voting and dispositive beneficial ownership (a reduction to 1,403,868 from 1,549,296 Shares) represents such separate reporting by Emily Stern and not a reduction resulting from any sale or other disposition by the Reporting Person.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 1,968,882 (1)
Number of
Shares Beneficially	8.	Shared Voting Power 561,868
Owned by
Each Reporting	9.	Sole Dispositive Power 1,968,882 (1)
Person With
	10.	Shared Dispositive Power 561,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,750 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 871,500 Shares of Common Stock held by GMS Family Investors LLC.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 145,428
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 145,428
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 100,684
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 100,684
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 871,500
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 871,500
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Group, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 842,000
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 842,000
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 714,364
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 714,364
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 318,590
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 318,590
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 187,590
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 187,590
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 243,278
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 243,278
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

Explanatory Note:

Gary Stern (“Gary Stern”), Ricky Stern (“Ricky Stern”), Emily Stern (“Emily Stern”), Arthur Stern (“Arthur Stern”), GMS Family Investors LLC (“GMS”), Asta Group, Incorporated (“Asta Group”), the Ricky Stern Family 2012 Trust (the “RSFT”), the Ricky Stern 2012 GST Trust (the “RSGST”), the Emily Stern Family 2012 Trust (the “ESFT”), the Emily Stern 2012 GST Trust (the “ESGST,” and together with Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, GMS, Asta Group, RSFT, ESFT, and RSGST, the “Stern Group”), Asta Finance Acquisition Inc. (“Parent”) and Asta Finance Acquisition Sub Inc. (“Merger Sub,” and together with Parent, the “Parent Parties”) (the Stern Group and the Parent Parties collectively, the “Reporting Persons”) are filing this Amendment No. 1 to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain other information set forth below in their Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2020 (as so amended, the “Stern Group Schedule 13D”). Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Stern Group Schedule 13D, as previously filed by the Reporting Persons. To the extent a Reporting Person has previously filed a Schedule 13D with the SEC, this Stern Group Schedule 13D constitutes an amendment to such Reporting Person’s Schedule 13D. Except for information specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Stern Group Schedule 13D of the Reporting Persons jointly, or any such Reporting Person’s individual Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following to the Stern Group 13D and amended as to include the following for those Reporting Persons who have previously filed a Schedule 13D with the SEC:

As previously reported by the Reporting Persons on a Schedule 13D filed on April 15, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Parent Parties. The Issuer and the Parent Parties have now entered into Amendment No. 1 to Agreement and Plan of Merger, dated as of June 25, 2020 (the “Amendment”), as reported by the Issuer on a Current Report on Form 8-K filed on June 25, 2020 (the “Form 8-K”). The Amendment provides for, among other things, an increase from $11.47 to $13.10 in the amount of cash shareholders of the Issuer are entitled to receive in exchange for each Share held by such shareholders (the “Merger Consideration”). The Amendment also requires the Issuer to enter into a Settlement and Voting Agreement with RBF Capital, LLC as a condition and inducement to the willingness of the Parent Parties to enter into the Amendment. The foregoing summary of the Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 2.1 to the Form 8-K and incorporated herein by reference.

Furthermore, Parent has entered into an Amendment to Commitment Letter, dated as of June 25, 2020 (the “Commitment Letter Amendment”), amending the Commitment Letter with Bank Leumi USA (“Bank Leumi”), dated as of April 3, 2020 (the “Debt Commitment Letter”). The Commitment Letter Amendment extends the termination date of the Debt Commitment Letter from July 14, 2020 to September 17, 2020. The foregoing summary of the Commitment Letter Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter Amendment, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Item 7.	Exhibits.

Exhibit No.	Description

99.1

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 25, 2020, by and among Asta Finance Acquisition Inc., Asta Finance Acquisition Sub Inc., and Asta Funding, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the SEC on June 25, 2020).

99.2	Amendment to Commitment Letter dated April 3, 2020, dated as of June 25, 2020, by and between Bank Leumi USA and Asta Finance Acquisition Inc.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2020

/s/ Gary Stern

Gary Stern

/s/ Ricky Stern

Ricky Stern

/s/ Emily Stern

Emily Stern

/s/ Arthur Stern

Arthur Stern

GMS Family Investors LLC

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Manager

Asta Group, Incorporated

By: /s/ Gary Stern

Name: Gary Stern

Title: President

Ricky Stern Family 2012 Trust

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

Ricky Stern 2012 GST Trust

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

Emily Stern Family 2012 Trust

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

Emily Stern 2012 GST Trust

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

Asta Finance Acquisition Inc.

By: /s/ Gary Stern

Name: Gary Stern

Title: President

Asta Finance Acquisition Sub Inc.

By: /s/ Gary Stern

Name: Gary Stern

Title: President